Exhibit 99.1

News Release For immediate release Calgary, Alberta November 28, 2011 TSXV: OPC

OPTI Canada Announces Closing of Acquisition by CNOOC Limited

OPTI Canada Inc. (“OPTI” or the “Company”) is pleased to confirm the closing of its acquisition by CNOOC Luxembourg S.à r.l, an indirect wholly-owned subsidiary of CNOOC Limited (the “Acquisition”). Pursuant to the Acquisition, indirect wholly-owned subsidiaries of CNOOC Limited have acquired OPTI’s Second Lien Notes and all of the outstanding shares of OPTI. The Acquisition was effected by way of a plan of arrangement through OPTI’s concurrent proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) and the Canada Business Corporations Act.

The total value of the Acquisition is approximately US$2.1 billion, which includes net consideration of US$1,179 million payable to holders of OPTI’s Second Lien Notes, US$37.5 million payable to backstop parties, US$34 million payable to former shareholders and the assumption of US$825 million First Lien Notes.

OPTI expects that an application to delist the outstanding shares of OPTI will be filed with the TSX Venture Exchange (the “TSXV”) on November 28, 2011. Subject to approval by the TSXV, the delisting of the OPTI shares is anticipated to be effective on December 1, 2011.

Scotia Waterous Inc. and TD Securities Inc. acted as financial advisors to OPTI on the Acquisition and Macleod Dixon LLP acted as legal advisor to OPTI.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. OPTI’s first project, the Long Lake Project (the “Project”), is a joint venture between OPTI and Nexen Inc. (“Nexen”). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. Additional information relating to OPTI can be found at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About CNOOC Limited
CNOOC Limited is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. CNOOC Limited operates in offshore China and worldwide. In 2010, it had average daily net production of approximately 901 Mboe/d (20% gas) and year end proved reserves of approximately 3.0 Bboe. CNOOC Limited is a publicly traded company listed on both the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

For further information please contact:

Krista Ostapovich, Head of Investor Relations (403) 218-4705 ir@opticanada.com	Joe Bradford, VP Legal & Admin and Corporate Secretary OPTI Canada Inc. (403) 249-9425 Suite 1600, 555 – 4th Avenue SW Calgary, Alberta, Canada T2P 3E7